Condensed Consolidated Interim Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Three months ended March 31, 2017 and 2016

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

		March 31,	December 31,
	Note	2017	2016
Assets

Current assets:
Cash and cash equivalents		$67,983	$72,628
Trade and other receivables		15,107	14,924
Inventories	5	19,322	17,228
Prepaid expenses and other current assets		3,128	2,973
Total current assets		105,540	107,753

Non-current assets:
Property, plant and equipment		15,782	15,701
Intangible assets	6	18,150	18,083
Goodwill		40,562	40,562
Investments		1,210	1,191
Other long-term assets		157	156
Total assets		$181,401	$183,446

Liabilities and Equity

Current liabilities:
Trade and other payables	7	$15,387	$17,767
Deferred revenue and other recoveries		23,609	20,621
Provisions	8	3,876	3,568
Finance lease liability	9	567	569
Debt to Ballard Power Systems Europe A/S non-controlling interest	11	-	521
Total current liabilities		43,439	43,046

Non-current liabilities:
Finance lease liability	9	6,333	6,428
Deferred gain on finance lease	9	3,294	3,398
Provisions	8	3,915	3,864
Employee future benefits		5,148	5,167
Total liabilities		62,129	61,903

Equity:
Share capital	10	978,777	977,707
Contributed surplus	10 & 11	291,307	295,547
Accumulated deficit		(1,152,063)	(1,149,128)
Foreign currency reserve	11	1,251	718
Total equity attributable to equity holders		119,272	124,844
Ballard Power Systems Europe A/S non-controlling interest	11	-	(3,301)
Total equity		119,272	$121,543
Total liabilities and equity		$181,401	$183,446

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Doug Hayhurst”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Loss and Other Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended March 31,
	Note	2017	2016
Revenues:
Product and service revenues		$22,656	$16,304
Cost of product and service revenues		13,106	13,022
Gross margin		9,550	3,282

Operating expenses:
Research and product development		6,277	5,402
General and administrative		3,242	3,510
Sales and marketing		1,914	2,066
Other expense	13	584	2,037
Total operating expenses		12,017	13,015

Results from operating activities		(2,467)	(9,733)
Finance income and other	14	245	687
Finance expense	14	(181)	(171)
Net finance income		64	516
Impairment charges on intangible assets and property, plant and	6 & 15	-	(1,175)
equipment
Loss before income taxes		(2,403)	(10,392)
Income tax expense		(532)	(3)
Net loss for period		(2,935)	(10,395)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(92)	(338)
		(92)	(338)

Total comprehensive loss for period		$(3,027)	$(10,733)

Net loss attributable to:
Ballard Power Systems Inc.		$(2,935)	$(9,994)
Ballard Power Systems Europe A/S non-controlling interest		-	(401)
Net loss for period		$(2,935)	$(10,395)

Total comprehensive loss attributable to:
Ballard Power Systems Inc.		$(3,027)	$(10,184)
Ballard Power Systems Europe A/S non-controlling interest		-	(549)
Total comprehensive loss for period		$(3,027)	$(10,733)

Basic and diluted loss per share attributable to Ballard Power Systems Inc.
Loss per share for the period		$(0.02)	$(0.06)

Weighted average number of common shares outstanding		174,853,053	156,851,985

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

						Ballard
						Power
						Systems
	Ballard Power Systems Inc. Equity					Europe A/S
					Foreign	Non-
	Number of	Share	Contributed	Accumulated	currency	controlling	Total
	shares	capital	surplus	deficit	reserve	interests	equity
Balance December 31, 2016	174,749,630	$977,707	$295,547	$(1,149,128)	$718	$(3,301)	$121,543
Net loss	-	-	-	(2,935)	-		(2,935)
DSUs redeemed (note 10)	72,342	121	(267)	-	-	-	(146)
RSUs redeemed (note 10)	223,167	629	(1,048)	-	-	-	(419)
Options exercised (note 10)	123,916	320	(130)	-	-	-	190
Share distribution plan	-	-	604	-	-	-	604
Ballard Power Systems Europe NCI adjustment for	-	-	(3,399)	-	625	3,301	527
change in ownership (note 11)
Other comprehensive loss:
Foreign currency translation for foreign operations	-	-	-	-	(92)	-	(92)
Balance, March 31, 2017	175,169,055	$978,777	$291,307	$(1,152,063)	$1,251	$-	$119,272

						Ballard
						Power
						Systems
	Ballard Power Systems Inc. Equity					Europe A/S
					Foreign	Non-
	Number of	Share	Contributed	Accumulated	currency	controlling	Total
	shares	capital	surplus	deficit	reserve	interests	equity
Balance December 31, 2015	156,837,187	$948,213	$293,332	$(1,127,655)	$567	$(2,843)	$111,614
Net loss	-	-	-	(9,994)	-	(401)	(10,395)
RSUs redeemed (note 10)	13,713	44	(61)	-	-	-	(17)
Options exercised (note 10)	39,167	67	(29)	-	-	-	38
Share distribution plan	-	-	1,250	-	-	-	1,250
Other comprehensive loss:
Foreign currency translation for foreign operations	-	-	-	-	(189)	(148)	(337)
Balance, March 31, 2016	156,890,067	$948,324	$294,492	$(1,137,649)	$378	$(3,392)	$102,153

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Three months ended March 31,
	Note	2017	2016
Cash provided by (used in):

Operating activities:
Net loss for the period		$(2,935)	$(10,395)
Adjustments for:
Share-based compensation	10	604	872
Employee future benefits		55	68
Employee future benefits plan contributions		(75)	(60)
Depreciation and amortization		1,210	1,234
Loss on decommissioning liabilities		52	266
Impairment charges on intangible assets and property, plant and	6 & 15	-	1,175
equipment
Unrealized gain on forward contracts		(105)	(593)
		(1,194)	(7,433)
Changes in non-cash working capital:
Trade and other receivables		(156)	866
Inventories		(2,094)	(2,685)
Prepaid expenses and other current assets		(51)	(1,828)
Trade and other payables		(2,650)	1,974
Deferred revenue and other recoveries		2,987	1,617
Warranty provision		61	5
		(1,903)	(51)
Cash used in operating activities		(3,097)	(7,484)

Investing activities:

Additions to property, plant and equipment		(835)	(431)
Additions to intangible assets	6	(627)	(380)
Net proceeds on sale of intangible assets		-	9,244
Purchase of non-controlling interest in subsidiary		(46)	-
Cash provided by (used in) investing activities		(1,508)	8,433

Financing activities:
Non-dilutive financing	12	-	3,347
Net payment of finance lease liabilities		(138)	(233)
Net proceeds on issuance of share capital from stock option exercises	10	190	38
Cash provided by financing activities		52	3,152

Effect of exchange rate fluctuations on cash and cash equivalents held		(92)	137

Increase in cash and cash equivalents		(4,645)	4,238
Cash and cash equivalents, beginning of period		72,628	40,049
Cash and cash equivalents, end of period		$67,983	$44,287

Supplemental disclosure of cash flow information (note 17).

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane (“PEM”) fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2017 comprises the Corporation and its subsidiaries.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those followed in the most recent annual consolidated financial statements, and therefore should be read in conjunction with the December 31, 2016 audited consolidated financial statements and the notes thereto.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on May 1, 2017.

(b)	Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

●	Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;
●	Derivative financial instruments are measured at fair value; and
●	Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Basis of preparation (cont’d):

(c)	Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)	Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, impairment loss (recoveries) on trade receivables employee future benefits, and income taxes. These estimates and judgments are discussed further in note 4.

(e)	Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on revenue growth, improving overall gross margins, and managing operating expenses and working capital requirements. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies:

The accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2016.

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

The Corporation’s significant accounting policies are detailed in note 4 of the Corporation’s consolidated financial statements for the year ended December 31, 2016.

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a)	Revenue recognition:

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

●	The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

●	The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(a)	Revenue recognition (cont’d):

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. If the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

(b)	Asset impairment:

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock, which could negatively impact the fair value of the Corporation’s operating segments.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(c)	Warranty provision:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at amounts less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provision are made.

If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Impairment loss (recoveries) on trade receivables:

Trade and other receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. In determining the fair value of trade and other receivables and establishing the appropriate provision for doubtful accounts, management performs regular reviews to estimate the likelihood that trade and other receivables will ultimately be collected in a timely manner. Where management determines that customer collectability issues have occurred and will have a negative impact on the value of trade and other receivables, appropriate provisions are made. If there is a subsequent recovery in the value of trade and other receivables, reversals of previous write-downs to fair value are made. Unforeseen changes in these factors could result in additional impairment provisions, or reversals of previous impairment provisions, being required.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(f)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

(g)	Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

5.	Inventories:

During the three months ended March 31, 2017, write-down of inventories to net realizable value amounted to $86,000 (2016 - $98,000). Reversals of previously recorded write-downs amounting to $262,000 (2016 – $147,000) were recorded during the three months ended March 31, 2017. Write-downs and reversals are included in cost of product and service revenues.

6.	Intangible assets:

	March 31,	December 31,
	2017	2016
Intellectual property acquired from UTC	$2,200	$2,311
Intellectual property acquired from H2 Logic A/S	193	215
Intellectual property acquired from Protonex	10,175	10,331
Internally generated fuel cell intangible assets	2,058	2,182
ERP management reporting software system	3,496	3,015
Intellectual property acquired by Ballard Power Systems Europe	28	29
	$18,150	$18,083

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Intangible assets (cont’d):

		Accumulated	Net carrying
	Cost	amortization	amount
At January 1, 2017	$63,285	$45,202	$18,083
Additions to and acquisition of intangible assets	627	-	627
Amortization expense	-	560	(560)
At March 31, 2017	$63,912	$45,762	$18,150

Amortization expense on intangible assets is allocated to either research and product development expense or general and administration expense, depending on the nature of the intangible asset. For the three months ended March 31, 2017, amortization expense of $414,000 (2016 - $480,000) was recorded in research and product development expense. During the three months ended March 31, 2016, impairment charges of $770,000 were also recorded to write-off intellectual property acquired from Idatech, LLC in 2012 to its net realizable value of $nil.

ERP Management Reporting Software System

In 2016, the Corporation commenced the process to replace its incumbent financial and other resource systems with a fully integrated Enterprise Resource Planning (ERP) management reporting software system. The implementation of this company-wide, cloud-based ERP system is expected to provide the Corporation with enhanced reporting capabilities. The Corporation has assessed its expenditure on the ERP implementation to be intangible assets. During the three months ended March 31, 2017, additional development expenditures of $391,000 primarily related to stabilization and refinement efforts for Phase 1 implementation of the financial modules have been capitalized at cost. During the three months ended March 31, 2017, additional development expenditures of $236,000 related to the Phase 2 implementation of the manufacturing modules have been capitalized at cost. The estimated useful life has been assessed as seven years. Amortization expense on the ERP management reporting software system is allocated to general and administration expense. For the three months ended March 31, 2017, amortization expense of $146,000 (2016 – $nil) related to Phase 1 was recorded. Amortization of Phase 2 expenditures will commence upon “go-live” in July 2017.

7.	Trade and other payables:

	March 31,	December 31,
	2017	2016
Trade accounts payable	$8,782	$5,970
Compensation payable	4,289	8,056
Other liabilities	2,260	3,464
Taxes payable	56	277
	$15,387	$17,767

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8.	Provisions:

	March 31,	December 31,
	2017	2016
Restructuring charges (note 13)	$1,060	$813
Warranty	2,816	2,755
Current	$3,876	$3,568

Non-current decommissioning liabilities	$3,915	$3,864

9.	Finance lease liability:

The Corporation leases certain assets under finance lease agreements, which have imputed interest rates ranging from 4.2% to 7.35% per annum and expire between May 2021 and February 2025. At March 31, 2017, the outstanding lease liability of $6,900,000 (December 31, 2016 - $6,997,000) relates to the lease of the Corporation’s head office building, and machinery leased by its subsidiary, Protonex.

Deferred gains were also recorded on closing of the finance lease agreements and are amortized over the finance lease term. At March 31, 2017, the outstanding deferred gain was $3,294,000 (December 31, 2016 - $3,398,000).

10.	Equity:

(a)	Share capital:

On August 18, 2016, the Corporation closed a private placement strategic equity investment with Zhongshan Broad-Ocean Motor Company Limited (“Broad Ocean”) of 17,250,000 common shares issued from treasury at $1.64083 per share for gross proceeds of $28,304,000.

Private placement:

Gross Broad-Ocean Offering proceeds (17,250,000 shares at $1.64083 per share)	$28,304
Less: Share issuance costs	(105)

Net Broad-Ocean Offering proceeds	$28,199

At March 31, 2017, 175,169,055 common shares were issued and outstanding.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

10.	Equity (cont’d):

(b)	Share purchase warrants:

During the three months ended March 31, 2017 and 2016, no warrants were exercised.

	Exercise price of	Exercise price of	Total
Warrants	$1.50	$2.00	Warrants
At December 31, 2016	122,563	1,675,000	1,797,563
Warrants exercised	-	-	-
At March 31, 2017	122,563	1,675,000	1,797,563

At March 31, 2017, 1,797,563 share purchase warrants were issued and outstanding.

During the month of April 2017, 550,000 warrants were subsequently exercised at $2.00 per share for proceeds of $1,100,000.

(c)	Share options:

During the three months ended March 31, 2017, 123,916 (2016 – 39,167) options were exercised for an equal amount of common shares for proceeds of $190,000 (2016 - $38,000).

During the three months ended March 31, 2017, options to purchase 1,370,700 (2016 – 1,273,315) common shares were granted with a weighted average fair value of $1.04 (2016 – $0.75). The granted options are exercisable for a period of seven years and vest at the beginning of each of the second, third, and fourth years after granting.

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Three months ended March 31,
	2017	2016
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	70%	77%
Risk-free interest rate	1%	1%

As at March 31, 2017 and 2016, options to purchase 6,652,878 and 6,373,486 common shares, respectively, were outstanding. During the three months ended March 31, 2017, compensation expense of $298,000 (2016 - $500,000) was recorded in net loss based on the grant date fair value of the awards recognized over the vesting period.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

10.	Equity (cont’d):

(d)	Deferred share units:

As at March 31, 2017 and 2016, 1,023,177 and 1,253,760 deferred share units (“DSUs”), respectively, were outstanding. During the three months ended March 31, 2017 and 2016, 36,249 and 336,135 DSUs were issued, respectively.

During the three months ended March 31, 2017, $76,000 of compensation was recorded in net loss relating to DSUs.

During the three months ended March 31, 2016, $85,000 of compensation expense was recorded in net loss relating to 63,971 DSUs granted.

(e)	Restricted share units:

As at March 31, 2017 and 2016, 1,844,927 and 1,623,781 restricted share units (“RSUs”), respectively, were outstanding. During the three months ended March 31, 2017, 611,770 (2016 – 767,923) RSUs were issued and compensation expense of $230,000 (2016 – $295,000) was recorded in net loss. Each RSU is convertible into one common share. The RSUs vest after a specific number of years from date of issuance and, under certain circumstances, are contingent on achieving specific performance criteria.

11.	Ballard Power Systems Europe non-controlling interests:

On January 5, 2017, the Corporation purchased all of the shares in its European subsidiary held by Dansk Industri Invest A/S (previously Dantherm Air Handling A/S) for a nominal amount. As a result, the Corporation now owns 100% of Ballard Power Systems Europe A/S (“BPSE”) effective January 5, 2017. The Corporation previously held 57% of the shares in BPSE before purchasing the remaining 43% of shares from Dansk Industri Invest A/S.

The Corporation acquired the remaining shares and obtained the cancellation of debt of $527,000 owed by BPSE to Dansk Industri Invest A/S for $43,000. The cancellation of debt and the removal of non-controlling interests were recorded as equity transactions and thus had no impact on the Corporation’s consolidated statement of loss.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Non-dilutive equity financing:

In 2015, an agreement was reached and the Corporation signed mutual releases with Superior Plus Income Fund (“Superior Plus”) as to the full and final amount payable to the Corporation under the indemnification agreement (“the Indemnity Agreement”), originally signed in 2008, and received additional cash proceeds of $3,347,000 in February 2016. The cash proceeds receivable were recorded as a credit to shareholders’ equity as of December 31, 2015 consistent with the accounting for the original transaction in 2008. The cash proceeds collected in February 2016 were presented as a non-dilutive financing in the 2016 statement of cash flows.

13.	Other expense (income):

		Three months ended March 31,
		2017	2016
	Net impairment recovery on trade receivables	$(2)	$(187)
	Acquisition costs	-	22
	Restructuring costs	586	2,202
		$584	$2,037

During the three months ended March 31, 2017, the Corporation recognized a net recovery of impairment losses on trade receivables of $2,000 (2016 - $187,000).

Restructuring expenses of $586,000 for the three months ended March 31, 2017 relate primarily to a leadership change in sales and marketing, combined with cost reduction initiatives in the general and administration function.

Restructuring charges of $2,202,000 for the three months ended March 31, 2016 relate to cost reduction initiatives that included the elimination of approximately 50 positions including the elimination of three executive level positions. These cost reduction initiatives were focused primarily on reducing the operating cost base associated with Methanol Telecom Backup Power activities while the Corporation continued to review strategic alternatives for these assets prior to the sale of certain of its Methanol Telecom Backup Power business assets to Chung-Hsin Electric & Machinery Manufacturing Corporation (“CHEM”), a Taiwanese power equipment company in June 2016.

14.	Finance income and expense:

	Three months ended March 31,
	2017	2016
Employee future benefit plan expense	$(60)	$(72)
Pension administration expense	(15)	(5)
Investment and other income	89	33
Unrealized gain on forward foreign exchange contracts	105	593
Foreign exchange gain	126	138
Finance income and other	$245	$687
Finance expense	$(181)	$(171)

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2017 and 2016
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15.	Impairment charges on intangible assets and property, plant and equipment:

During the three months ended March 31, 2016, the Corporation recorded total impairment losses of $1,175,000, consisting of a $770,000 impairment charge on intangible assets and a $405,000 impairment charge on property, plant and equipment as the Corporation wrote-off certain methanol Telecom Backup Power assets to their estimated net realizable value of $nil. The impairment charges were incurred while the Corporation was reviewing strategic alternatives for the Corporation’s methanol Telecom Backup Power assets prior to concluding the transaction with CHEM in June 2016.

16.	Related party transactions:

Related parties include the Corporation’s 10% equity accounted investee, Guangdong Synergy Ballard Hydrogen Power Co., Ltd (“Synergy JVCo”). Revenue and costs recognized from related party transactions reflect the prices and terms of sale and purchase transactions with related parties which are in accordance with normal trade practices at fair value. For the three months ended March 31, 2017, related party transactions and balances with Synergy JVCo are as follows:

Balances with related parties:	March 31,	December 31,
	2017	2016
Investments	$1,160	$1,185
Trade and other payables	1,005	1,005
Deferred revenue	10,797	15,501

	Three months ended March 31,
Transactions during the year with related parties:	2017	2016
Revenues	$6,695	$-
Purchases	-	-

17.	Supplemental disclosure of cash flow information:

		Three months ended March 31,
	Non-cash financing and investing activities:	2017	2016
	Compensatory shares	$750	$44

18.	Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on the power product markets of Heavy Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions including engineering services, technology transfer and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.